QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Sabre Holdings Corporation
Computation of Ratio of Earnings
To Fixed Charges
Five Years Ended December 31, 2003
(in thousands)

	Years ended December 31,
Earnings:	2003	2002	2001	2000	1999
Income from continuing operations before taxes(1)	$127,377	$339,068	$34,010	$189,588	$460,862
Minority interests in consolidated subsidiaries	365	(214)	(22,469)	(30,754)	—
(Income) loss from equity investees(2)	127	(17,346)	(18,041)	(20,849)	(18,037)

Income from continuing operations before taxes, minority interests and earnings from equity investees	127,869	321,508	(6,500)	137,985	442,825
Add: Total fixed charges (per below)	33,885	31,803	48,875	38,639	15,779
Distributed income of equity investees	19,145	18,411	5,195	6,979	5,965

Total earnings	$180,899	$371,722	$47,570	$183,603	$464,569

Fixed charges:
Interest expense	$24,077	$23,350	$41,165	$31,686	$9,995
Estimate of interest within rental expense(3)	9,808	8,453	7,710	6,953	5,784

Total fixed charges	$33,885	$31,803	$48,875	$38,639	$15,779

Ratio of earnings to fixed charges	5.34	11.69	..97(4)	4.75	29.44

(1)
Effective July 1, 2001, we sold our Outsourcing Business to Electronic Data Systems Corporation ("EDS"). We also entered into agreements with EDS for (i) EDS to manage our IT systems for 10-years (the "IT Outsourcing Agreement"), and (ii) to jointly market certain IT services and software solutions to the travel and transportation industries (the "Marketing Agreements"). See Note 3 to the Consolidated Financial Statements. The results of operations of the Outsourcing Business have been reclassified and presented as income from discontinued operations, net, for 2001, 2000 and 1999.

(2)
Income from equity investees, in 2002, contains $4.4 million on sale of France Telecom shares reported in non-operating income.

(3)
Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases) included in income from continuing operations.

(4)
For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by approximately $1.3 million.

QuickLinks

Sabre Holdings Corporation Computation of Ratio of Earnings To Fixed Charges Five Years Ended December 31, 2003 (in thousands)